Retirement Plan Comparisons

February 21, 2007

Traditional IRA
Roth IRA
Traditional vs. Roth Comparison
SEP IRA
SIMPLE IRA
Changing Jobs
Required Minimum Distributions
Contribution Limits and Deadlines
Transferring IRAs
401(k) Plans
403(b) Plans
Retirement Forms
Retirement Tools
Retirement Information

	SEP IRA	SIMPLE IRA	401(k)	Profit Sharing
Business type	A self-employed individual, partnership or corporation.	An employer with 100 or fewer eligible employees.	A self-employed individual, partnership or corporation.	A self-employed individual, partnership or corporation.
Maximum eligibility requirement	Employees who have worked in 3 of the last 5 years.	Employees who have worked in 2 prior years and earned at least $5,000 in each of those years.	1 year	2 years
Employee contributions permitted	No	Yes -- up to $10,500 in 2007 ($13,000 if age 50 or over)	Yes -- up to $15,500 in 2007 ($20,500 if age 50 or over)	No
Employer contributions permitted	Yes -- an annual contribution is optional.	Yes -- an annual contribution is required.	Yes -- an annual contribution is optional.	Yes -- an annual contribution is optional.
Vesting schedule permitted on employer contributions	No	No	Yes	Yes, if eligibility requirement is less than 2 years.
Loans permitted	No	No	Yes	Yes
Distributions permitted while employed	Permitted anytime. A penalty tax may apply.	Permitted anytime. A penalty tax may apply.	Permitted -- determined by the employer at the time of plan setup.	Permitted -- determined by the employer at the time of plan setup.
Government filing requirement	No	No	Yes	Yes
Plan set-up fee	$0	$0	$0	$0
Annual fee	$15 if employee's total account value is less than $10,000	$15 if employee's total account value is less than $10,000	Call for details	Call for details

NOTE: This chart is NOT intended to be comprehensive and is subject to certain limitations defined by the IRS, Department of Labor and the specific business's plan document. For more information, contact Steve Benjamin at Sit Mutual Funds at 612-359-2554 or 800-332-5580, ext. 554 or send an e-mail to spb@sitinvest.com.

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